FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

July 31, 2003

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs
Route Nationale 34
77144 Chessy
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EURO DISNEY S.C.A.

Nine Month Revenues Up 2%, While
Third Quarter Revenues Down 7% Versus Prior Year
Reflecting an Ongoing European Travel and Tourism Downturn

(Marne la Vallée, July 31, 2003)  Euro Disney S.C.A., operator of Disneyland Resort Paris, reported today that the ongoing European travel and tourism downturn, and recent strikes and work stoppages throughout France, combined with challenging general economic conditions in its key markets, have negatively impacted its operating results.

Disneyland Resort Paris total revenues for the nine months ended June 30, 2003 amounted to € 748.2 million compared to € 734.9 million for the corresponding period of the prior year, an increase of 2%.

	(Unaudited) Nine Months Ending June 30,		Variation
(€ in millions)	2003	2002	Amount	%
Segment Revenues
Theme Parks	352.6	349.8	2.8	1%
Hotels and Disney Village	307.1	289.0	18.1	6%
Other	76.4	81.4	(5.0)	(6)%
Resort Activities Segment	736.1	720.2	15.9	2%

Real Estate Development Activities Segment	12.1	14.7	(2.6)	(18)%

Total Revenues	748.2	734.9	13.3	2%

Theme park revenues increased 1% to reach € 352.6 million for the nine months ended June 30, 2003 primarily as a result of slightly higher attendance partially offset by slightly lower average spending per guest.  The increase in attendance reflects a full nine months of Walt Disney Studios, which opened in March of 2002.

Hotels and Disney Village revenues increased 6% for the nine months ended June 30, 2003 to € 307.1 million, driven by strong increases in average guest spending per room and stable hotel occupancy.  Disney Village revenues reported an 8% increase during the period as a result of higher guest volumes mainly due to the opening of Walt Disney Studios Park.

Revenues generated by the Real Estate Development Activities Segment were € 12.1 million, resulting in a decrease of € 2.6 million, in line with our expectations.

During the most recent quarter, the sustained and significant slowdown in European travel and tourism, as well as other economic factors mentioned above, have negatively impacted Disneyland Resort Paris to a greater extent than was previously anticipated.  For the quarter ending June 30, 2003, total revenues decreased 7% to € 275.6 million from € 297.3 million in the corresponding period of the prior year.  Resort Segment revenues decreased 9% to € 268.8 million compared to € 293.9 million in the prior year, reflecting the slowdown in travel and tourism, work stoppages and strikes throughout France, plus a difficult comparison with the prior year grand opening of Walt Disney Studios Park. Although average guest spending per room at the hotels increased significantly, third quarter theme park attendance and hotel occupancy were below prior year levels. Real Estate Development Activities Segment revenues increased € 3.4 million during the quarter to € 6.8 million.

As a result of these travel and tourism and economic trends, the Company no longer forecasts to achieve its previously anticipated levels of theme park attendance and hotel occupancy for fiscal years 2003 and 2004.  Consequently, the Company does not expect to be in compliance with certain bank covenants for these periods, despite last quarter’s agreement by The Walt Disney Company to waive royalties and management fees for the last three quarters of fiscal year 2003 and to defer the payment of fiscal year 2004 royalties and fees to the first quarter of fiscal year 2005.  Therefore, the management team, recently strengthened with the appointment of Jeffrey Speed as the new Chief Financial Officer, has initiated discussions with its agent banks and The Walt Disney Company to secure the necessary bank covenant waivers or modifications and supplemental financing.  If unsuccessful, the Company would not expect to be able to repay its ongoing debt service obligations beginning with the June 2004 maturity of its € 167.7 million line of credit with The Walt Disney Company, or sooner if the Company’s lenders were to accelerate, under the financing agreements, the maturity of approximately € 1.7 billion of debt (including that of the unconsolidated financing companies).  However, as discussed below, management believes that its discussions with the agent banks and The Walt Disney Company will ultimately be successful.

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Commenting on the situation, André Lacroix, Chairman and Chief Executive Officer of Euro Disney S.A., said:

“We are currently facing a difficult period in the travel and tourism industry; however, I am optimistic concerning the future growth of Disneyland Resort Paris, the number one visited tourist destination in Europe.  The recent trends demonstrate that we need to rebalance our financial structure over the coming months, and we believe that our consistent history of delivering solid operating performance will be the foundation upon which the Company, our lenders, and The Walt Disney Company seek to reach a mutually acceptable resolution to our future financing needs.  In the meantime, I want to assure our guests, our business partners and our 12,000 cast members, that Disneyland Resort Paris will continue to be a driving force in the European travel and tourism industry and will remain the premier European resort destination.”

Corporate Communication	Investor Relations
Philippe Marie	Sandra Picard-Ramé
Tel: +331 64 74 59 50	Tel: +331 64 74 56 28
Fax: +331 64 74 59 69	Fax: +331 64 74 56 36
e-mail: philippe.marie@disney.com	e-mail: sandra.picard@disney.com

Next Scheduled Release:  Full Year Earnings in mid-November 2003

Additional Financial Information can be found on the internet at www.eurodisney.com

Euro Disney S.C.A. and its subsidiaries operate the Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms, two convention centres, Disney Village, a dining, shopping and entertainment centre, and a 27-hole golf facility.  The Group’s operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,100 hectares of undeveloped land.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, [the registrant] has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By it Gerant, Euro Disney S.A.

Date: July 31, 2003	By:	/s/ Diane Fuscaldo

	Name:	Diane Fuscaldo
	Title:	Director Corporate Controllership